                                                                                                                                                    Lynda Sullivan, CA, CPA
Executive Vice President & Controller

July 11, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Manulife Financial Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012 Filed March 15, 2013 File No. 001-14942

Dear Mr. Rosenberg:

This letter responds to the further comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2013 regarding  the above referenced filing on Form 40-F of Manulife Financial Corporation (the “Company”).

For convenience and easy reference, the comments from your letter are reproduced below in bold immediately followed by the Company’s response in plain text.

Exhibit 99.2 – Management’s Discussion and Analysis (“MD&A”)

Financial Performance, page 11

1.
Please refer to your response to comment 1. Please expand your proposed disclosures to be included in future filings to identify the best estimate assumptions that had the most significant impact on net income for each period presented similar to your disclosures on pages 116 and 117.

Response:
Note 8 to the Company’s consolidated financial statements sets forth, on pages 116 and 117 of the Form 40–F, a summary of how our actual experience aligns with the most significant assumptions included in the measurement of the policy liabilities.  We report gains or losses in net income if actual experience differs from these assumptions. Our 2012 MD&A discusses, on pages 63 to 66 of our From 40–F, how our actual experience varied from our assumptions.

200 Bloor Street East, NT 10,Toronto, ON M4W 1E5 Tel: (416) 415-3993 Fax: (416) 926-6285 E-mail: lynda_sullivan@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

Performance by Division

U.S. Division, page 24

2.
Please refer to your response to comment 2. Please expand your proposed disclosures to be included in future filings to clarify how the impact of investing activities on the measurement of policy liabilities for both fixed income and alternative long term assets resulted in investment gains.

Response:
We will expand our proposed disclosure to clarify how the impact of investing activities on the measurement of policy liabilities for both fixed income and alternative long term assets result in investment gains.   To avoid confusion we would propose to delete the second paragraph of our proposed disclosure provided in response to comment 1 of the May 31st letter (sample wording is based on 2012 MD&A and is for illustrative purposes only).

Investment related gains relate to fixed income trading, alternative long duration asset returns, credit experience and asset mix changes.  These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities.

As outlined in the Critical Accounting and Actuarial Policies, net insurance contract liabilities under IFRS are determined using the Canadian Asset Liability Method (CALM), as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment experience gain (loss).

In 2012, the $1,137 million gain was primarily related to the impact of investing activities (both fixed income and alternative long duration assets) on the measurement of our policy liabilities.  Credit experience remained favourable to our long term assumptions included in the policy liabilities and contributed $32 million to earnings.  Investment experience on alternative long-duration assets backing policyholder liabilities resulted in a charge of approximately $10 million.

3.
Please refer to your response to comment 3. Please expand your proposed disclosures to be included in future filings to clarify what drove the changes in market values on assets supporting insurance and investment contract liabilities.

Response:
Comment 3 in our May 31st letter refers to the net investment income disclosures in the segmented reporting on page 157 of the 2012 Annual Report.   For future filings, we propose adding a section on net investment income to the Investment Division section of the MD&A.

The proposed section on net investment income would include a table on investment income similar to the table below, along with explanations of realized and unrealized gains and losses on both assets backing surplus and assets supporting insurance and investment contract liabilities (sample wording is based on 2012 MD&A and is for illustrative purposes only).

For the year ended December 31,	2012		2011
	Income	Yield	Income	Yield

Interest income	$8,702	3.9%	$8,546	4.2%
Dividend, rental and other income	1,220	0.5%	1,221	0.6%
Impairments and provisions for loan losses (note 10)	(106)	0.0%	(132)	-0.1%
Realized gains (losses) on assets backing surplus	(1,024)	-0.4%	732	0.4%
	$8,792		$10,367
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Bonds	$2,883	1.3%	$8,098	3.9%
Stocks	926	0.4%	(635)	-0.3%
Loans	197	0.1%	44	0.0%
Real estate	420	0.2%	267	0.1%
Other investments	312	0.1%	222	0.1%
Derivatives	(1,688)	-0.7%	7,874	3.8%
	$3,050		$15,870
Total investment income	$11,842	5.3%	$26,237	13.4%

The mark-to-market accounting impact of changes in interest rates and equity markets is reflected in our total investment income and the carrying value of our general fund assets.  In 2012 the general decrease in interest rates and increase in equity markets resulted in net gains of $3,050 million reported on assets supporting insurance and investment contract liabilities as well as a charge of $1,024 million related to assets backing surplus.  The charge was primarily related to the impact of the higher equity markets on the shorted equity futures supporting our macro hedging program.    Mark-to-market accounting also impacted the denominator used in yield calculations and led to lower yields for interest income in 2012 compared with 2011 (3.9% compared with 4.2%).

As noted in the Financial Performance and the Critical Accounting and Actuarial Policies sections of this report, the measurement of policy liabilities also considers the future expected investment income on assets supporting the policies. In our earnings analysis we report the net gain or loss of assets supporting the policy liabilities and the returns assumed in the valuation of the policy liabilities as investment gains or losses.

Investment Division, page 29

4.
Please refer to your response to comment 5. We believe the information you provided in your response would be useful to an investor. Please provide us proposed disclosure to be included in future filings that explains that lower interest rates resulted in lower interest income yield on new investments but increased the carrying value of the existing bond holdings. Please include the information from the second bullet of why the gain was higher in 2011 than 2012 and the impact that this had on the yield.

Response:
We have included our proposed disclosure for this comment in our response to comment 3 above.

If you require anything further in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

/s/ Lynda Sullivan
Lynda Sullivan, Executive Vice President & Controller

cc:           Stephen Roder, Senior Executive Vice President and Chief Financial Officer
Angela Shaffer, Vice President and Corporate Secretary